Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

   VAN KAMPEN LIFE INVESTMENT TRUST GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO

A Special Meeting ("Meeting") of Shareholders of Van Kampen Life Investment Trust Global Tactical Asset Allocation Portfolio was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:

(1)     Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                                                          Votes           Broker
Matter                                                                Votes For       Votes Against      Abstain         Non-Votes
------                                                                ---------       -------------      -------         ---------
(1)     Approve an Agreement and Plan of Reorganization...............8,481,729          124,146         693,606             0